UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-38049

Azul S.A.
(Name of Registrant)

Edifício Jatobá, 8th Floor, Condomínio Castelo Branco Office Park
Avenida Marcos Penteado de Ulhôa Rodrigues, No. 939
Tamboré, Barueri, SP, 06460-040, Brazil
+55 (11) 4831 2880
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

On March 31, 2026, Azul S.A. (the “Company”) published a notice of the annual general meeting of the shareholders of the Company, to be held, on first call, on April 30, 2026, at 4:00 p.m. (Brazil time) (the “Annual General Meeting”).

A copy of the proposal of the management of the Company in respect of the Annual General Meeting (the “Management Proposal”) was furnished to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 6-K dated April 2, 2026.

Results of Annual General Meeting

The Annual General Meeting was held at 4:00 p.m. (Brazil time) on April 30, 2026 and a quorum was present at such meeting. Each of the proposals to be voted on by the shareholders of the Company was approved by the requisite shareholders of the Company.

Accordingly:

(i)	the Company’s accounts and financial statements for the fiscal year ended December 31, 2025, together with the opinion issued by the Company’s independent auditors, the report of the Company’s audit committee and the opinion of the Company’s fiscal council, were approved;

(ii)	as required by applicable law, the absorption of the Company’s net income for the fiscal year ended December 31, 2025, by the accumulated losses from prior fiscal years, to reduce the Company’s accumulated losses, was approved; and

(iii)	the aggregate annual compensation of the members of the Company’s Board of Directors, the Strategy Committee and the Executive Board for the fiscal year ending December 31, 2026 was approved in accordance with the Management Proposal.

It is noted that a request for the installation of a fiscal council was submitted by shareholders holding common shares representing more than 2% of the Company’s outstanding common shares. However, as a result of the fact that the relevant shareholders did not submit proposed members of the fiscal council and their alternates, no fiscal council was installed.

The term of the existing fiscal council of the Company ended at the conclusion of the Annual General Meeting. Therefore, the Company no longer has a fiscal council installed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2026

Azul S.A.

By: /s/ Antonio Carlos Gargia
Name: Antonio Carlos Garcia
Title: Chief Financial Officer